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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Talk America Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

87426R202

(CUSIP Number)

Flagg Street Capital LLC

c/o Andrew Moss

44 Brattle Street

Cambridge, Massachusetts 02138

(617) 876-6085

With a copy to:

Davis Polk & Wardwell

c/o John D. Amorosi

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Jonathan Starr
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

2,777,882
8. Shared Voting Power

0
9. Sole Dispositive Power

2,777,882
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,777,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

9.11%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Flagg Street Capital LLC I.R.S. Identification No. 74-3123494
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

2,777,882
8. Shared Voting Power

0
9. Sole Dispositive Power

2,777,882
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,777,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

9.11%
14.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Flagg Street Partners LP I.R.S. Identification No. 16-1702721
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

328,760
8. Shared Voting Power

0
9. Sole Dispositive Power

328,760
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

328,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

1.08%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Flagg Street Partners Qualified LP I.R.S. Identification No. 16-1702722
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

649,353
8. Shared Voting Power

0
9. Sole Dispositive Power

649,353
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

649,353
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

2.13%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Flagg Street Offshore, LP I.R.S. Identification No. 16-1702723
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

1,799,769
8. Shared Voting Power

0
9. Sole Dispositive Power

1,799,769
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,799,769
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

5.91%
14.	Type of Reporting Person (See Instructions)

PN

The Schedule 13D filed on August 22, 2006 by Flagg Street Capital LLC, a Delaware limited liability company (the “Flagg Street General Partner”), relating to the shares of common stock, $0.01 par value per share (the “Shares”), of Talk America Holdings, Inc. (the “Issuer”) as amended by Amendment No. 1, is hereby amended by this Amendment No. 2 to the Schedule 13D.

Flagg Street sent the following letter to the Board of Directors of the Issuer on September 27, 2006. Flagg Street is seriously concerned that the price proposed in the transaction with Cavalier Telephone Corporation does not reflect the best possible price reasonably available.

Flagg Street Capital

44 Brattle St.

Cambridge, MA 02138

Tel: 617-876-6080

September 27, 2006

Re:	Proposed Acquisition of Talk America Holdings, Inc. (“Talk America” or the “Company”) by Cavalier Telephone Corporation (“Cavalier”)

Board of Directors

Talk America Holdings Inc.

12020 Sunrise Valley Drive

Suite 250

Reston, VA 20191

Attention: Edward Meyercord

Gentlemen:

We are writing to you in connection with the announcement last Friday that you entered into an agreement for Talk America to be acquired by Cavalier for $8.10 per share in cash. In this respect, we wish to note at the outset that we agree with the conclusion implicit in that announcement that a sale of Talk America at this time is the best alternative for maximizing value for shareholders. However, we are seriously concerned that the proposed transaction with Cavalier does not reflect the best possible price reasonably available, and we are confident that other large shareholders share our concerns. We therefore look forward to a sale of the Company at a price that does reflect its full and fair value, whether to Cavalier or another buyer.

We also note that we filed a Schedule 13D on August 22nd and thereafter discussed with management whether Talk America should add a stockholder representative to its Board of Directors in order to ensure that maximizing shareholder value was the sole motivation in agreeing to any sale and that shareholder interests were otherwise observed; yet you nevertheless proceeded to announce a deal before you provided any formal response to our stated concerns. We therefore wish to ensure that this transaction is in your stockholders’ interests and represents the highest price reasonably attainable for the Company.

Our concerns in relation to the Cavalier transaction include whether:

•	the price proposed to be paid actually reflects the fair value of the Company. We estimate that the proposed merger values Talk America at approximately 3x pro forma EBITDA (including synergies). By comparison, recent acquisitions in the CLEC space have been completed at 9-12x pro forma EBITDA;

•	you ran a fair process in which a special committee of the Board of Directors consisting of only independent directors negotiated the transaction on behalf of Talk America and other Delaware law considerations outlined in Unocal, Revlon and their progeny were observed (or you have legally sufficient reasons why no such process was run);

•	you ran a comprehensive sale process in which you contacted the full range of buyers that are likely to be interested in acquiring the Company and would be able to pay the best price, including granting them reasonably adequate time and access to information to formulate an offer;

•	the Company was actively shopped before entering into the merger agreement; or, if not, that there were value-maximizing reasons not to do so, as well as why the merger agreement does not contain a so-called “go-shop” provision during which “go-shop” period only a substantially reduced break-up fee would be payable if a higher bid were to emerge;

•	(1) you will be filing a Rule 13E-3 Transaction Statement in relation to the proposed merger and making all of the additional disclosures that are required in relation such a “go-private” transaction, including detailed disclosure of the projections on which Cavalier based its price, or (2) you have an adequate explanation as to why no such filing is required;

•	the Board was incentivized to seek the highest possible price despite the lack of shareholder representation as noted above. In addition, we remain concerned that potential conflicts may exist in the form of: (1) the change of control and other payments and benefits that will accrue to the Company’s senior management by virtue of the transaction, and (2) the deal struck by Talk America’s CEO to become CEO of Cavalier at closing of the transaction, including the financial and equity incentives to be granted to him by Cavalier (and to any other members of the Company’s senior management or the Board); and

•	a significant portion of the fees payable to Blackstone in exchange for its services are structured as “success” and/or “opinion” fees contingent on completion of the deal and delivery of its fairness opinion, particularly given our concerns about the deficiency of the proposed price.

We realize that Talk America has not yet filed a copy of its proxy statement which will include more details about the transaction. As such, we will reserve judgment on a number of issues (including the questions outlined above) until we get this additional information.

Should you wish to discuss any of these issues or the transaction generally, please feel free to give me a call.

Best regards,

/s/ Jonathan Starr
Jonathan Starr
Managing Member

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

The Flagg Street Funds

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for each of Flagg Street Partners LP, a Delaware limited partnership (“FSP”), Flagg Street Partners Qualified LP, a Delaware limited partnership (“FSPQ”), Flagg Street Offshore, LP, a Cayman Islands limited partnership (“FSO”) (collectively, the “Flagg Street Funds”), is incorporated herein by reference for each such Flagg Street Fund. The percentage amount set forth in row 13 for all cover pages filed herewith is calculated based upon the 30,476,532 Shares outstanding as of August 9, 2006 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 9, 2006.

(c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Flagg Street Funds since August 22, 2006 are set forth on Schedule A hereto.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported herein. The Flagg Street Individual Reporting Person is the managing member of the Flagg Street General Partner.

(e) Inapplicable.

The Flagg Street General Partner

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for the Flagg Street General Partner is incorporated herein by reference.

(c) Inapplicable.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported herein. The Flagg Street Individual Reporting Person is the managing member of the Flagg Street General Partner.

(e) Inapplicable.

The Flagg Street Individual Reporting Person

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for Jonathan Starr (the “Flagg Street Individual Reporting Person”) is incorporated herein by reference.

(c) Inapplicable.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported herein. The Flagg Street Individual Reporting Person is the managing member of the Flagg Street General Partner.

(e) Inapplicable.

The Shares reported hereby for the Flagg Street Funds are owned directly by the Flagg Street Funds. The Flagg Street General Partner, as general partner to the Flagg Street Funds may be deemed to be the beneficial owner of all such Shares owned by the Flagg Street Funds. The Flagg Street Individual Reporting Person, as managing member of the Flagg Street General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all such Shares owned by the Flagg Street Funds. Each of the Flagg Street General Partner and the Flagg Street Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

Each of FSP and FSPQ entered into cash-settled equity-based swap agreements on July 18, 2005 (reset on August 18, 2006) with an independent bank counterparty based on the value of a specified number of notional Shares (the “Basket”). The Reporting Persons entered into the swap agreements under the market conditions existing at that time, and such decision to enter into those arrangements should not be read to reflect the Reporting Persons’ current investment views with respect to the Shares.

Pursuant to the terms of each swap contract, if the per share price of the Shares is less than $5.77 (the “Price”) as of the payment date, the bank counterparty must pay the respective Flagg Street Counterparty the product of (a) the number of shares in the Basket on the payment date, multiplied by (b) the current market price per share on the payment date, less the Price per share, subject to set off versus such Flagg Street Counterparty’s payment obligation.

In the event that the per share price of the Shares is more than the Price as of the payment date, the respective Flagg Street Counterparty must pay the bank counterparty the product of (a) the number of shares in the Basket on the payment date, multiplied by (b) the Price per share, less the current market price per share on the payment date. Each Flagg Street Counterparty will receive from the bank counterparty during the term of the swaps an amount equal to the product of (a) the number of reference shares in the Basket, multiplied by (b) the Price, multiplied by (c) an annual rate of interest of the one month libor rate minus 125 basis points, subject to set off versus the bank counterparty’s payment obligation.

Each swap is scheduled to terminate on September 20, 2007. During the term of the swaps, the respective Flagg Street Counterparty must pay any dividends or other proceeds that are otherwise payable in respect of the Shares based on the number of Shares in the Basket.

The Flagg Street Counterparties do not have the right to vote any of the Shares or dispose of any Shares pursuant to any swap agreement, and the swap counterparties are under no obligation to purchase, sell or hold any Shares.

FSPQ terminated its cash-settled equity-based swap agreement on September 13, 2006 at a price of $5.65 per Share relating to an aggregate of 48,640 Shares.

After giving effect to the swap transactions described above, Flagg Street Partners LP is a party to a swap contract relating to an aggregate of 111,360 Shares.

Except for the Agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 27, 2006 FLAGG STREET PARTNERS LP

By:	Flagg Street Capital LLC, its General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Managing Member

FLAGG STREET PARTNERS QUALIFIED LP

By:	Flagg Street Capital LLC, its General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Managing Member

FLAGG STREET OFFSHORE, LP

By:	Flagg Street Capital LLC, its General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Managing Member

FLAGG STREET CAPITAL LLC

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Managing Member

JONATHAN STARR

By:	/s/ Jonathan Starr
Name:	Jonathan Starr

SCHEDULE A

TRANSACTIONS IN SHARES OF THE ISSUER BY REPORTING PERSONS SINCE AUGUST 22, 2006

All of the purchases of Shares set forth below were made by Reporting Persons:

FSO

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share	Aggregate Purchase Price
9/25/2006	27,025	open market	8.07	218,259.00

All of the sales of Shares set forth below were made by Reporting Persons:

FSPQ

Date of Transaction	Number of Shares Sold	Nature of Purchase	Price Per Share	Aggregate Purchase Price
9/13/2006	48,000	open market	5.63	269,766.10